April 29, 2019

William Heissenbuttel
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202

       Re: Royal Gold, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed August 9, 2018
           File No. 001-13357

Dear Mr. Heissenbuttel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2018

Item 1. Business
Our Operational Information, page 4

1. Since the net revenue amounts presented deduct cost of sales, they do not appear to reflect your ASC 605/606 revenue. Please retitle the net revenue measures here and throughout the filing to better convey what they actually represent. Also, if the net revenue combined amounts are non-GAAP measures and presented outside of the segment footnote reconciliation, either remove the combined amounts or provide the disclosures required by
      Item 10(e) of Regulation S-K. If you believe the net revenue combined amounts are not non-GAAP measures, tell us why, including explaining how you determined that you are not presenting a figure for income before depreciation, depletion and amortization. Refer to Question 104.04 of the Division's Non-GAAP Financial Measures Compliance and
      Disclosure Interpretations and SAB Topic 11:B.
 William Heissenbuttel
Royal Gold, Inc.
April 29, 2019
Page 2


Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations and Comprehensive (Loss) Income, page 50

2. Please relabel the cost of sales line item here and elsewhere throughout the filing to state that it excludes depreciation, depletion and amortization. Refer to SAB Topic 11:B.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-
3769 if you have any questions.



                                                                Sincerely,
FirstName LastNameWilliam Heissenbuttel
                                                                Division of
Corporation Finance
Comapany NameRoyal Gold, Inc.
                                                                Office of
Beverages, Apparel and
April 29, 2019 Page 2                                           Mining
FirstName LastName